August 12, 2010

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: Global Crossing (UK) Telecommunications Limited

Form 20-F for Fiscal Year Ended December 31, 2009

Filed April 8, 2010

File No. 333-126464-01

Global Crossing (UK) Finance Plc

Form 20-F for Fiscal Year Ended December 31, 2009

Filed April 8, 2010

File No. 333-126464

Dear Mr. Spirgel:

On behalf of Global Crossing (UK) Telecommunications Limited and Global Crossing (UK) Finance Plc (collectively, "we" or the "Company"), I am writing in response to the comments regarding the above-referenced filing set forth in your letter addressed to Edward T. Higase, Managing Director of the Company, dated July 27, 2010 (the "Comment Letter"). For the convenience of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), each of the Staff's comments is repeated below, with the Company's response set forth immediately following the respective comment.

Form 20-F for Fiscal Year Ended December 31, 2009

Note 2. Accounting policies, page F-8

Impairment of intangible and tangible assets, page F-14

Question 1: Tell us whether you allocate independent future cash flows to individual assets. If individual assets do not generate future cash flows independently of other assets, addressing paragraphs 66 to 73 of IAS 36, explain for us in detail the methodology you use to identify the smallest cash-generating unit as defined in paragraph 6 of IAS 36.

Response: IAS 36 indicates that determining the lowest aggregation of assets that generate largely independent cash inflows involves judgment. The flexibility accorded by this Standard requires management to carefully consider the individual facts and circumstances surrounding the manner in which we provide our services when exercising this judgment. To this end, the methodology used to identify the smallest cash-generating unit consists of: (i) a review of a sampling of customer contracts to ascertain service bundles procured by our customers; (ii) discussions with senior network operations personnel regarding the network assets involved in the provisioning of our service bundles; and (iii) an examination of the methodology and processes used by management to review our operations for the purpose of making decisions about future investments. Based on our analysis, we believe that our smallest cash-generating unit as defined in paragraph 6 of IAS 36 is our entire network, which is located in Britain and includes approximately 9,800 route miles of fiber and 390 points of presence. The individual components of this network are used together to provide services to our customers, which operate predominately in the UK. For example, services are typically not provided on dedicated assets and route differently depending on network requirements. In addition, protected rings and redundancy allow for the re-routing of network traffic in the event of breakage or disruption.

Upon review of our existing disclosure regarding impairment testing in the above-referenced Form 20-F, we believe it would be informative to include additional disclosure indicating that we consider the entire network to be the smallest cash-generating unit for impairment testing. We therefore propose to include such supplemental disclosure in future Form 20-F filings, beginning with our Form 20-F for the fiscal year ending December 31, 2010.

Borrowing Costs, page F-17

Question 2: You state that you expense borrowing costs as incurred. Tell us the nature of these borrowing costs and how this policy complies with the guidance in IAS 23.

Response: Our borrowing costs consist of: (i) interest payable on our Senior Secured Notes due 2014 (GBP 29.8 million for the year ended December 31, 2009); (ii) interest on obligations under finance lease (GBP 2.0 million); (iii) interest payable to other Group companies (GBP 0.5 million); (iv) other interest payable (GBP 0.4 million); and (v) the amortization of deferred finance charges (GBP 1.6 million). All our borrowing costs are expensed as incurred except for the amortization of deferred finance charges, which are amortized over the term of the Senior Secured Notes due 2014.

IAS 23, which was issued in March 2007 and became effective January 1, 2009, indicates that "Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. Other borrowing costs are recognised as an expense."  Since January 1, 2009, we have not acquired any assets that satisfy the criteria of qualifying assets under paragraph 5 of IAS 23 since no such assets have taken a substantial period of time to get ready for their intended use. Consequently, we do not believe that we have qualifying assets that would require capitalization of our borrowing costs and therefore our borrowing costs are properly expensed or amortized.

Upon review of our existing disclosure regarding borrowing costs in the above-referenced Form 20-F, we believe it would be informative to include additional disclosure summarizing the requirement to capitalize certain borrowing costs under IAS 23 while indicating that we do not have any qualifying assets under such standard. We therefore propose to include such supplemental disclosure in future Form 20-F filings, beginning with our Form 20-F for the fiscal year ending December 31, 2010.

Note 22. Retirement benefit schemes, page F-38

Question 3: We note that your pension obligations are assessed by an actuary on the basis of triennial valuations, with annual interim updates. Explain this policy for us in more detail and clarify how you determine the present value of the benefit obligation at the end of a reporting period for which you did not perform a valuation. In addition, you state that the most recent formal valuation of the Global Scheme was at March 31, 2006. Tell us why you did not perform a valuation during 2009 for this plan.

Response: The Company's policy is to carry out formal valuations on a triennial basis as this is the minimum requirement under UK pension legislation, and to obtain annual reports for year ends between triennial periods from our independent actuary which updates the formal valuation for known material events. The roll-forward methodology generally assumes experience in line with the long term actuarial assumptions and adjusts for any change in the basis used to measure the pension obligation. In addition, adjustments are made for known events that can a significantly impact the liabilities (in particular, we have adjusted for the actual increases in pensionable salaries over the relevant period).

For the Railways Scheme, the year-end pension obligation was calculated by rolling forward the pension obligation in the final results of the triennial actuarial valuation at December 31, 2007. For the Global Scheme, the year-end pension obligation was calculated by rolling-forward the pension obligation based on draft results of the triennial actuarial valuation as at March 31, 2009. At the time of the filing of the above-referenced Form 20-F, the results of the actuarial valuation of the Global Scheme as at March 31, 2009 were included in a draft report of the actuary that was not yet considered final due to certain formalities. In future Form 20-F filings, we propose to include a reference to any draft actuarial valuation relied upon by us in determining the present value of a benefit obligation.

Note 24. Related party transactions, page F-42

Transactions with Group Companies, page F-43

Question 4: Please explain to us your basis for classifying amounts received as a result of providing voice termination services and leasing certain assets to other Group companies as reductions of costs of sales in the statement of comprehensive income.

Response: We view these transactions as recoveries of cost incurred on behalf of other Group companies and therefore believe it appropriate to record them as reductions of cost of sales, where the original cost was recorded. We do not believe it would be appropriate to recognize as revenue costs that we simply recover from other Group companies for services that are not offered to third party customers in the ordinary course of business.

Some additional detail on the two categories of expenses we incur on behalf of the other Group companies may be helpful. Regarding the first category, we incur certain voice termination services on behalf of other Group companies and recognize such expenses in cost of sales. We are simply charging the other Group companies an amount that approximates the costs that we incur on their behalf to terminate the voice traffic in the UK.  Such costs represented less than 0.2% of our cost of sales in 2009. The Group company that originates the traffic has the contractual relationship with the customer and recognizes the revenue.  When GCUK offers voice services to its third party customers in the ordinary course of business, it involves a broader voice traffic solution including, among other things, both the origination and termination of the voice traffic.

The second category of expenses we incur on behalf of other Group companies relates to certain assets that we lease out to such companies with a physical presence in the UK.  The depreciation associated with these assets is reported in GCUK's cost of sales, and the other Group companies pay a fee that approximates the amount of depreciation recorded by us on these assets. This is not a service that we offer to third party customers in the ordinary course of business. The associated depreciation represented less than 1.3% of our cost of sales in 2009.

* * * *

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned at +44-207-904-2518.

Very truly yours,

/s/ Matthew Gutierrez
Name: Matthew Gutierrez
Title: Chief Financial Officer

cc: Edward T. Higase, Managing Director